Final Results of Consent Solicitation for Convertible Notes issued by Corus
                        Nederland BV maturing April 2007

Amsterdam - 08 March, 2007

On 14 February, 2007, Corus Nederland BV called a Bondholder Meeting for holders of its NLG 345 million 4.625% convertible bonds due April 2007 (the "Bonds"), of which NLG 334 million are currently outstanding. Corus Nederland BV offered Bondholders the opportunity to redeem the Bonds early (through an amendment of the terms of the Bonds to be approved by the Resolution of Bondholders) in conjunction with the bid for Corus Group plc by Tata Steel Limited and Tata Steel UK Limited. Details of the proposal (the "Proposal") were set out in the Consent Solicitation Statement (the "Consent Solicitation Statement") issued by Corus Nederland BV dated 13 February, 2007. Capitalised terms in this announcement shall have the same meanings ascribed to them in the Consent Solicitation Statement.

The Bondholder Meeting was duly held at 10:00 CET on Wednesday, 7 March 2007 at the offices of De Brauw Blackstone Westbroek, Amsterdam, The Netherlands. At the Bondholder Meeting, NLG 322,075,000 or approximately 96.32% of outstanding Bonds voted in favour of the Resolution. Votes against represented NLG 100,000 or approximately 0.03% of outstanding Bonds.

Therefore, N.V. Algemeen Nederlands Trustkantoor ANT), as Trustee, declared that the Bondholder Meeting was quorate and that the Proposal has been passed. A supplemental trust deed giving effect to the Resolution has, accordingly, been entered into between Corus Nederland BV, the Issuer, and NV Algemeen Nederlands Trustkantoor ANT, the Trustee.


Conditions of the Consent Solicitation

The Proposal will only become effective if the Effective Date occurs on or before the Backstop Date, being 18 April, 2007. Should this condition not be met, the Bonds will not be redeemed early and will mature on 22 April, 2007, and the Early Redemption Price, Accrued Interest and the Early Voting Premium will not be payable.


The Solicitation Agent:

Credit Suisse Securities (Europe) Limited

Liability Management Desk:              Convertible Bond Desk:
Paul Hawker                             Mark Hammarskjold
Tel: +4420 7883 6748                    Tel: +4420 7883 7718
paul.hawker@credit-suisse.com           mark.hammarskjold@credit-suisse.com

The Solicitation Agent takes no responsibility for the contents of this announcement. This announcement must be read in conjunction with the Consent Solicitation Statement. The distribution of this announcement in certain jurisdictions (in particular the United States and Italy) may be restricted by law (as further described below). Persons into whose possession this announcement comes are required to inform themselves about, and to observe, any such restrictions.